January 12, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re:** **FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed December 20, 2006**
> **File No. 333-139525**

Dear Mr. Taylor:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.

Graphics

2.   If you intend to use graphics on the prospectus covers or otherwise, please ensure that you submit them with your document.

Market, Ranking and Other Data, page i

3.   You many not disclaim responsibility for your disclosure.   Accordingly, please revise your statement that you "do not guarantee the accuracy and completeness of" information in your document.

4.   Please provide us independent, objective support for your statement that your data source "is regarded as the primary source of market data in the optical industry."

5.   Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

- you commissioned the industry reports;
- the industry reports were prepared for use in your registration statement;
- you are affiliated with the sources of the industry reports; and
- the sources of the reports consented to your use of their data in this registration statement.

Prospectus Summary, page 1

6.   The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

7.   We note your summary contains a lengthy six page description of the company's business and business strategy. Further, we note nearly identical disclosure appears later in your prospectus on page 63. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's strengths and strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your competitive strengths and strategies, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

8.   The disclosure in the summary should be a balanced presentation of your business. If you elect to include competitive strengths in your summary, please balance the information with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your

strategic plans. In addition, we note your discussion of your increase in net sales. Please balance that disclosure with equally prominent discussion of your losses.

9.   Please provide us independent, objective support for the statements regarding your leadership as well as your statements about your market share and market standing. For example, you indicate in the summary and in other parts of your prospectus that you are a "leading designer and marketer" and your brand has a "long and rich heritage, embodied by our classic 'Who's That Behind Those FosterGrants?' advertising campaign," that you are a "domestic market leader in the popular priced sunglass market" and a "leader in the domestic non-prescription reading glasses market."

10.   Please tell us the objective criteria you used to determine which customers to highlight in your prospectus summary. Also tell us whether you identified in the summary all customers that satisfy those criteria.

11.   If you do not have long-term contracts with the cited customers or major customers may terminate their relationship with you at any time, please balance your disclosure regarding your long-term relationships accordingly.

Company Information, page 6

12.   With a view toward clarified disclosure, please tell us why you were "automatically reregistered" and became a "business company." Also tell us the consequences of that automatic action, including the effect if you were not reregistered or did not become a "business company."

13.   With a view toward disclosure in an appropriate section of your document, please tell us why you chose to incorporate the combination of Delaware and Rhode Island companies in the British Virgin Islands.

14.   Please clarify whether you now wholly own AAi as a result of the September 2004 reorganization. In an appropriate section of your document, please fully describe the transactions that created your current business as required by Regulation S-K Item 101(a). Also, in your disclosure beginning on page 114, describe the involvement of related parties as required by Item 404.

Summary Financial Information, page 9

15.   We will not object to the presentation of certain non-GAAP measures such as EBITDA (or even adjusted EBITDA) in a filing if these disclosures conform to specific guidelines discussed in Item 10(e) of Regulation S-K. With regard to your presentation in your Summary Financial Information and discussion in your MD&A, we refer you to Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Discussion of the non-GAAP

financial measure for purposes other than disclosure related to a loan covenant would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K. Please remove your non-GAAP disclosures or tell us why such presentation is appropriate.

Risk Factors, page 13

16.   Your risk factors must immediately follow the prospectus summary or one-page prospectus cover. Please relocate the information currently on page i to an appropriate section of your document.

Due to the uncertainty of the interpretation, page 16

17.   With a view toward clarified disclosure, please tell us why you believe that the anti-inversion rules do not apply to you.

A shift by one or more of our customers…, page 22

18.   We note your statement that "some of [y]our customers are considering…" If this involves your major customer, please say so directly.

If we must make payments of all or a portion…, page 23

19.   From your disclosure, it appears that your subsidiary Magnivision is the plaintiff and the defendant is "an entity which is now a subsidiary of [y]ours." If so, it is unclear why an obligation of one subsidiary to another is material to investors in the consolidated entity. Please clarify.

20.   With a view towards disclosure, please tell us the identity of the third party and its guarantor who is making the payments under this settlement agreement and describe for us their financial resources to make the required payments.

We may suffer negative publicity…, page 24

21.   Please clarify what you mean by "established procedures."

22.   Your disclosure "if such a manufacturer engages in…practices…that would be viewed as unethical…" does not clarify whether your manufacturers engage in such practices. Please clarify.

Risks Related to this Offering and Our Ordinary Shares, page 25

23.   We note your disclosure on page 27, that your U.K. subsidiary over-allocated certain products to customers in order to meet sales targets in 2003 and 2004. We also note that you concluded that the annual results did not require restatement. Please tell us more about these misstatements, including for each year, the impact

on individual line items on the balance sheet and income statement that were affected by the errors.

Because we are incorporated under the laws of the BVI…, page 28

24.   We note vague reference to rights that "may" differ, "may" not be as extensive or that "may" require redress in a court. Please revise to provide clear information. If your response would require too much detail for the risk factor, please provide this disclosure in an appropriate section of your document.

25.   Please file the consent of your counsel cited in this section.

Our Memorandum and Articles of Association will contain anti-takeover provisions…, page 29

26.   Please add a separate risk factor highlighting all material risks created by your board not needing shareholder approval to issue preference shares or increase authorized ordinary shares.

Capitalization Table, page 33

27.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Nine Months Ended September 30, 2006 Compared to Nine Months Ended October 1, 2005, page 45

28.   We note that when you enter into new contracts with customers you may be required to buy-back existing eyewear of the previous supplier. In your MD&A you discuss a write-off of a $1.4 million asset related to such buy-back. Please tell us more about the nature of these buy-backs and explain how they are accounted for in your financial statements. Cite the accounting literature upon which you rely.

International, page 45

29.   Please clarify the content of your "international" sales. For example, do you sell internationally all the products that you sell in the U.S. in the same proportion as your sales in the U.S.?

Liability and Capital Resources, page 55

30.   Revise to define, in greater detail, the financial and other covenants that you are required to maintain under your long-term debt and credit facility.

Magnavision Purchase Price Adjustment, page 57

31.   Please briefly describe the nature of the post closing purchase price adjustment dispute.

Contractual Obligations and Other Commitments, page 58

32.   We note you entered into a settlement agreement with American Greetings to pay an additional $1.075 million on June 1, 2007 and $1.025 million on December 31, 2007, which are not included in this table. Please tell us how your current presentation complies with the guidance in Item 303 of Regulation S-K and FR 67; *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations*.

33.   In addition, we noted that you have outstanding commitments for capital expenditures of $2.3 million and $4.2 million at the end of fiscal 2005 and as of September 31, 2006, respectively. Please tell us the nature of your commitments and tell us if you have included these obligations in the Contractual Obligations table on page 58. Please tell us how your current presentation complies with the guidance in Item 303 of Regulation S-K and FR 67; *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations*.

Our Products and Brands, page 69

34.   We note your reference to four categories. Please provide the three-year revenue history by category required by Regulation S-K Item 101(c)(1)(i).

Product Support, page 74

35.   Please reconcile your references to URLs with your statement that the information is not part of the prospectus. See footnote 41 and related text of Release 33-7856 (April 28, 2000).

Patents, page 77

36.   Please disclose the duration of the patents.

Imports and Import Restrictions, page 78

37.   Please describe the "other restrictions" mentioned in the last full sentence on page 78.

Management, page 81

38.   Please clarify whether you have disclosed Jennifer Stewart's business experience during the past five years.

Compensation Committee Interlocks and Insider Participation, page 83

39.   Please provide this information for the prior fiscal year.

Compensation

40.   Please provide the required compensation disclosure for the most recently completed fiscal year ended December 2006.

Compensation Discussion and Analysis, page 83

41.   We note your disclosure that the terms of employment agreements were "based on prevailing market conditions and available data on the compensation of executives in similar positions with comparable companies." Please provide more specific information, including the identity of the comparable companies, the information in the "available data," where in the range of available data the compensation terms were set and why.

42.   We note your reference to bonuses paid upon the achievement of performance targets and a specific project. Please discuss these targets and the project with specificity and the resulting decision not to pay bonuses as reflected in your summary compensation table.

43.   We note your disclosure that the board has discretion to increase salaries above the contractual minimum. We note the increases mentioned on pages 89 and 90. Please discuss the reasons for the increases and how the amount of the increases was determined.

Acceleration of Options, page 86

44.   We note your disclosure about accelerating the vesting of "certain" options held by your executives to allow them to have their shares "redeemed by us" in connection with your refinancing. Yet, on page 43 you describe the acceleration of all "event-based" options to allow these executives to participate in the company's dividend. Please reconcile and fully describe how many options were accelerating and what the strike price, dividend and vesting event were for them.

Executive Compensation, page 87

45.   We note you state that you have disclosed the compensation paid to your Chief
        Executive Officer, your Chief Financial Officer and your three other most highly
        compensated executive officers, yet you identify only two other executive
        officers. Please disclose the third officer and please tell us why you have not
        included Mr. Kitchen in the table.

Summary Compensation Table, page 87

46.   Please clarify the nature of the arrangements mentioned in footnote 3.

Certain Relationships and Related Transactions, page 114

47.   Please disclose the amount payable under the management services agreement
        through the date of your offering.

48.   Please update this section to provide information as of a date more recent than
        September 30, 2006.

49.   Please clarify when you will reimburse Berggruen $80,000 for the fees it paid for
        services provided by an interim managing director for your U.K. business. Please
        describe why they paid these amounts and what services were rendered.

Securities Ownership of Certain Beneficial Owners and Management, page 116

50.   Please identify the individuals with beneficial ownership of the shares held by
        Berggruen Holdings North America.

51.   Please tell us whether any of the selling shareholders are broker-dealers or
        affiliates of a broker-dealer.

52.   Please describe the transactions in which each selling shareholder acquired the
        offered shares. Include the date of the transaction and the consideration paid.

Description of Share Capital, page 118

53.   Refer to the last sentence of the first paragraph. Please clarify when you will
        obtain the required approvals.

Dividends, page 118

54.   Please clarify whether dividends must be paid proportionally to outstanding
        common shares.

Preemptive Rights, Conversion and Redemption, page 118

55.   Refer to the last sentence of this section. Please clarify whether your "are permitted by the BVI Business Companies Act or any other provision in [y]our Memorandum and Articles of Association to purchase, redeem or otherwise acquire" the ordinary shares without the holder's consent.

Material United States Federal Income Tax and British Virgin Islands Tax Consequences, page 129

56.   You may not disclaim responsibility for your disclosure. Please revise the first sentence of the second paragraph following the first bullet list on page 129.

Underwriting, page 135

57.   We note your statement in the third paragraph that you may change the offering price and terms after the initial public offering. It is unclear what offering you mean if the initial public offering that you registered on this registration statement is completed. Please tell us whether you intend to register that offer offering on a separate registration statement.

58.   Please tell us where you have addressed the last sentence of Regulation S-K Item 508(l)(1).

59.   Refer to the last paragraph of this section. Please provide more specific information regarding your relationships with the underwriters.

Financial Statements, page F-1

60.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant's consent.

61.   We note that on pages 11, 12, 37, 43, 55, F-12, F-17, F-23, F-25, and F-45, you refer to using the valuation of an independent third party when determining fair value of your stock options, derivative instruments and purchase price of Magnivision. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Consolidated Statements of Operations, page F-4

62.   Please revise to remove the stock-based compensation line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the

appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Revise your Summary Financial Information and Selected Financial Data presentation as well.

Note 2. Significant Accounting Policies, page F-7

(h) Revenue Recognition, page F-8

63.   Please tell us more about the primary terms of your arrangements with your customers, including payment, price protection, return, exchange, contractual allowances and other significant terms. We note that sales to customers are generally recognized on the date of shipment. Please tell us and revise the filing to describe those circumstances when revenue would be recognized at a different point in the sales process. Refer to the guidance in EITF 01-9 in your response.

64.   In this regard, we note that you utilize third-party distributors to market products in certain locations. Please explain if you recognize revenue upon shipment of product to distributors or upon shipment of product to third party customers of distributors. If you recognize revenue on shipment of product to distributors, please explain why you believe this practice is appropriate. Also, describe you consideration of paragraph 6 to SFAS 48 in your response.

65.   We note that you record upfront payments and credits to your customers associated with multi-year supply agreements as assets on your balance sheet until the amounts are earned by your customers. Please tell us more about these payments and credits, specifically, if they are refundable and if they have any performance obligation or minimum purchase requirements. Please cite any authoritative literature which supports your accounting.

(k) Employee Stock-Based Compensation, page F-9

66.   Regarding your discussion of FAS 123(R), we note your statement that "results from prior periods have not yet been restated" and on page 41 you state "we have not restated prior periods." Please revise to reconcile these statements.

Note 4. Property, Plant and Equipment, page F-16

67.   Please explain in detail your accounting policy with respect to display furniture. Explain how you track this furniture and who has the risk of loss if it is damaged. Tell us if the fixtures are unique or customized in any way to your specific product. Also, explain why costs of disposable display fixtures are included in cost of goods sold and depreciation related to permanent display fixtures are classified as selling expenses. Finally, support the classification in your statement of cash flows.

Note 10. Incentive Stock Plan and Stock Options, page F-24

68.   Provide us with an itemized chronological schedule detailing each issuance of
        your ordinary shares, stock options and warrants by the company or principal
        stockholder since January 2006 through the date of your response. Include the
        following information for each issuance or grant date:

        a. Number of shares issued or issuable in the grant
        b. Purchase price or exercise price per share
        c. Any restriction or vesting terms
        d. Management's fair value per share estimate
        e. How management determined the fair value estimate
        f. Identity of the recipient and relationship to the company
        g. Nature and terms of any concurrent transactions with the recipient
        h. Amount of any recorded compensation element and accounting literature
            relied upon

        In the analysis requested above, highlight any transactions with unrelated
        parties believed by management to be particularly evident of an objective fair
        value per share determination. Progressively bridge management's fair value
        per share determinations to the current estimated IPO price per share. Also,
        indicate when discussions were initiated with your underwriter(s). We will
        delay our assessment of your response pending inclusion of the estimated IPO
        price in the filing.

Financial Statements of Magnivision, Inc., page F-34

Consolidated Balance Sheet, page F-36

69.   We noted that you included a balance sheet for the twelve month period ended
        January 1, 2005 for Magnivision, at which point Magnivision is a wholly owned
        subsidiary of FGX International. Please tell us why you have included this
        balance sheet . We refer you to Rule 3-05(b)(4)(iv) of Regulation S-X.

Consolidated Statements of Income, page F-37
70.   We note that you provided nine month period ended October 1, 2004 (pre-
        acquisition), three month period ended January 1, 2005 (post-acquisition) and
        combined twelve month period ended January 1, 2005 for Magnivision, Inc.
        Please address the following comments:
        •   Please explain why you are presenting three month period ended January 1,
            2005 (post-acquisition) and combined twelve month period ended January 1,
            2005 for Magnivision, Inc. Demonstrate your presentation complies with
            GAAP.

- Please demonstrate that three-year audited financial statements are not required under Rule 3-05 of Regulation S-X. To the extent to which the operations of the acquired business are included in the audited income statement, the number of years for which pre-acquisition income statement required can be reduced. Please advise and provide all tests of significance and all supporting calculations that supports your conclusion.
- We may have additional comments after reviewing your response.

<u>Undertakings</u>

71. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

<u>Exhibits</u>

72. Please tell us why you have not filed any of the contracts mentioned on page 74, the joint venture agreement mentioned on page 75 or the licenses mentioned on pages 77 and 78.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
       Brian J. Gavsie, Esq.